STAAR Surgical Company
25651 Atlantic Ocean Drive
Lake Forest, CA  92630

July 16, 2020

Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Chris Edwards, Esq.

Re:	STAAR Surgical Company Registration Statement on Form S-3 Filed May 6, 2020 File No. : 333-238043

STAAR Surgical Company (the “Company”) hereby withdraws its request for acceleration submitted as EDGAR correspondence on July 8, 2020, in which the Company requested that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective on July 14, 2020 at 5:00 p.m. or as soon as practicable thereafter. The Company hereby requests that effectiveness of the Registration Statement be delayed until the Company submits a new request for acceleration.

Very truly yours,

/s/Samuel Gesten
Samuel Gesten
Chief Legal Officer and Secretary

cc:Charles Kaufman, Lexcuity PC